December 17, 2018

Gary Shedlin
Senior Managing Director & Chief Financial Officer
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055

       Re: BlackRock, Inc.
           Form 10-Q for the Quarterly Period Ended September 30, 2018 November 9, 2018
           File No. 001-33099

Dear Mr. Shedlin:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 47

1. We note that you deduct distribution and servicing costs to arrive at an adjusted measure of revenue used for operating margin measurement. Considering that after the adoption
      ASU 2014-09 you are required to present revenue and related costs on a gross basis, presenting them otherwise may violate Rule 100(b) of Regulation G by substituting individually tailored recognition and measurement methods for those of GAAP. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP
      Financial Measures and revise your future filings to remove this adjustment.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gary Shedlin
BlackRock, Inc.
December 17, 2018
Page 2

      You may contact Robert Klein, Staff Accountant, at (202) 551-3847 or Hugh West,
Accounting Branch Chief, at (202) 551-3872 with any questions.



FirstName LastNameGary Shedlin                          Sincerely,
Comapany NameBlackRock, Inc.
                                                        Division of Corporation
Finance
December 17, 2018 Page 2                                Office of Financial
Services
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